

July 30, 2014

Via E-mail
Wang Xinwei
Chief Financial Officer
China Auto Logistics Inc.
Floor 1 FTZ International Auto Mall
86 Tianbao Avenue, Free Trade Zone
Tianjin Province, The People's Republic of China 300461

     Re: **China Auto Logistics Inc.**
              Form 10-K for the year ended December 31, 2013
              Filed April 10, 2014
              File No. 001-34393

Dear Ms. Xinwei:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

(2) Organization and Nature of Business, page F-10

Revenue Recognition, page F-16

1. We note from the sixth paragraph under revenue recognition that you recognize rental income based on the monthly rent agreed upon with your tenants. In this regard, please tell us, and revise to disclose your accounting policy disclosure to explain in further detail how rental income is recognized in your financial statements. Your revised disclosure should state whether you have any leases that require contingent rentals, escalations in rental payments or lease incentives. In addition, please tell us whether you recognize rental income on a straight line basis in accordance with ASC 840-20-25-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief